Exhibit 99.1

Press release

Alcatel Optronics Announces its Industrial Redeployment Plan

Paris, June 5, 2002 — Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) today announced an Industrial Redeployment Plan which will affect all of its manufacturing sites. The plan, which should be completed before the end of the year, calls for a 25% headcount reduction (from 1,805 people at end March 2002 to approximately 1,350 at end-2002). Based on a preliminary analysis, one-time charges of approximately Euro 60 million, related to the plan, will be recorded in the second quarter. In addition, in Lannion Alcatel Optronics will propose to local unions to conduct jointly a study to explore the reconversion of the production unit by seeking external industrial workloads with one or more partners.

“We are implementing the Industrial Redeployment Plan in order to further adjust to the persistent market downturn,” said Jean-Christophe Giroux, CEO. “An action plan was already initiated as early as a year ago and has already yielded significant results in terms of headcount reduction, inventory control, CAPEX freeze and cost-cutting. We are now accelerating our efforts and strengthening our actions to better adjust our cost structure to current conditions and expect all of these cost savings to be effective in the fourth quarter of this year.”

The Industrial Redeployment Plan includes the following:

•	In France, the Optical Fiber Amplifier (OFA)/Optical Interface Subsystem (OIF) assembly, currently based in Illkirch, will be transferred back to Alcatel Optronics’ primary facility for active components in Nozay. The reasons for which Alcatel Optronics decided one year ago to expand in Alcatel’s Illkirch site are no longer valid, due to the steep market downturn.

In Nozay, as well as in Lannion, Alcatel Optronics will continue to adapt to market conditions by utilizing part-time employment, early retirement and prolonged leaves in order to reduce headcount.

•	In Canada, the Fiber Bragg Grating (FBG) manufacturing, currently based in Gatineau (Quebec) will be closed and the manufacturing activities transferred to Alcatel Optronics UK, based in Livingston, Scotland. Alcatel Optronics will retain its R&D activities along with a commercial presence in Canada. The activity will be housed at Alcatel’s Canadian facility, based in Kanata (Ontario).

•	In the U.S., the Plano, Texas site will be adjusted according to the depressed market conditions through a reduction in headcount. The site will continue to specialize in board assembly.

•	In the Netherlands, Alcatel Optronics intends to dispose of its MEMs and Planar design software activities, through a Management Buy Out, expected to close at the end of June. That MEMs business is non-telecom and therefore not considered core to Alcatel

•	Optronics. The Planar design team will be exclusive to Alcatel Optronics for a minimum of one year.

•	In the Livingston, Scotland site, the industrial space will be rationalized to incorporate the FBG manufacturing activities while continuing production of the passive Planar Lightwave Circuit (PLC) product lines. Consolidating the two passive terrestrial manufacturing activities in one location should result in economies of scale as well as improved technical synergies. Unrelated to this move, some support functions will be further reduced at this site.

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“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel Optronics’ ability to implement the Industrial Redeployment Plan, in particular any statements regarding the expected level and timing of benefits to the Company including (i) expected costs reductions and their impact on the Company’s financial performance, (ii) expected improvements from consolidation of the Company’s manufacturing capabilities, (iii) the belief that the Industrial Redeployment Plan will position Alcatel Optronics well in the current business environment and prepare it for future growth. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These expectations assume that the Company’s ongoing efforts, among other things, (I) the Industrial Redeployment Plan may not be successful in achieving their expected benefits, (2) may be insufficient to align the Company’s operations with customer demand and the changes affecting our industry, and (3) may be more costly than currently anticipated. Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in Alcatel’s SEC reports could materially affect Alcatel Optronics.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Alcatel Optronics Investor Relations and North American/UK Press Contact

Charlotte Laurent-Ottomane	Tel : + 1. 703 679 6710 / U.S	charlotte.laurent-ottomane@alcatel.com
Tel : +33 1 64 49 48 00 / France

Alcatel Press Contacts

Klaus Wustrack / Alcatel HQ	Tel : +33 (0) 1 40 76 11 56	klaus.wustrack@alcatel.fr
Benedicte de Bollardiere Alcatel Optronics	Tel : +33 (0) 1 64 49 16 75	benedicte.de_bollardiere@alcatel.fr

Upcoming Events/Announcements

July 25, 2002	Second Quarter Earnings Release
October 30, 2002	Third Quarter Earnings Release